July 16, 2009

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attention: Kathleen Collins, Accounting Branch Chief

Re:	Quest Software, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed February 25, 2009

File No. 000-26937

Dear Ms. Collins:

We respectfully submit this letter in response to the letter dated July 1, 2009 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Douglas F. Garn, Chief Executive Officer of Quest Software, Inc., a Delaware corporation (the “Company” or “Quest”), relating to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008 (the “Form 10-K”).

The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments set forth in the Comment Letter, which we have incorporated into this response letter in italics for your convenience.

RESPONSE TO THE COMMENT LETTER

Form 10-K for Fiscal Year Ended December 31, 2008

Item 1. Business

1.	We note your response to prior comment 1, which addressed your risk factor disclosure on page 23 that you face certain risks associated with government contracting, and asked you to tell us what consideration you gave to including in the “Business” section a description of any material portion of your business that may be subject to renegotiation of profits or termination of contracts or subcontracts at the election of the Government for both of your reportable segments. In your response letter, please discuss the quantitative data you relied upon in reaching the conclusion that your direct sales to the government have not been material. In addition, please consider revising your risk factor disclosure in future filings so that it is consistent with your response to prior comment 1.

We relied upon a quantitative listing of direct government license orders during 2008 in reaching our conclusion that direct sales to government agencies have not been material. Such orders were approximately $3.3 million for fiscal year 2008, or approximately 1% of total license revenue. We will continue to evaluate the materiality of such orders and will revise our risk factor disclosure in future filings, if and when appropriate.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 41

2.	We note your response to prior comment 2, which asked you to tell us what consideration you gave to including a detailed quantitative and qualitative discussion of your customers’ renewal rates for the covered periods. Your response states that the most important factor to understand when evaluating changes in your maintenance revenue profile is the total amount of revenue generated by renewals of maintenance agreements during a given quarter or period. Your response, however, also points to disclosure in your Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, which states that the primary determinant of changes in your maintenance revenue profile is the extent to which your customers renew their maintenance agreements. In your response letter, please explain the apparent inconsistency in your prior response. In addition, please provide us with a detailed explanation of the extent that renewal rates varied from one period to the next, and how much of an impact this had on your revenue.

We believe that the aforementioned disclosures in our Quarterly Report on Form 10-Q (the “Form 10-Q”) and in our response to prior comment #2 are consistent. The disclosure in our Form 10-Q states that the primary determinant of changes in our maintenance revenue profile is the “extent to which our customers renew their maintenance agreements.” The “extent to which our customers renew their maintenance agreements” is a function of several factors, including each customer’s choice to renew, the number of products and licenses for which such customer renews, and the timing of the renewals by such customer. The resulting combination of these factors is then reflected in the total amount of maintenance renewal for the period. The predominant amount of the dollars related to such renewals is carried on the balance sheet in the form of deferred revenue and recognized over the term of the renewal agreement. The recognition of this revenue then flows into the maintenance and services line item of the financial statement.

It may be helpful for us to address in this response letter why we address renewals in the maintenance revenue discussion of our MD&A. As our business has developed and our installed customer base has expanded over time (i.e., at present, our base is in excess of 100,000 customers), maintenance renewals have grown to comprise a larger proportion of our overall maintenance revenues compared to the portion of first year maintenance that is sold in a bundled manner with the initial license sale to the customer. We therefore consider renewal revenues that are derived from the aforementioned customer renewal activity to be the key determinant of our maintenance revenue profile.

In addition, we do not believe that a “renewal rate” metric expressed as a percentage or in similar terms would provide a meaningful or accurate portrayal of our maintenance revenues or the impact of renewals on such revenues for a given period. There are a variety of factors influencing this belief, including:

•

Some of our customers purchase our software via term licenses permitting the customer to use our license for a fixed period of time, often covering multiple years, and entitling the customer to maintenance and support during the term of the license. The license, maintenance and support components of term-based agreements are sold in a bundled manner and we recognize revenue on these contracts over the term of the agreement. The portion or value of the agreement attributed to the license aspect is recognized within the license line item of the financial statement, whereas the portion attributed to the maintenance aspect is recognized within the maintenance revenue line item. This allocation is made based on an economic assessment, and is consistent with the relationship between license and maintenance in our perpetual license transactions. Since many of these agreements are structured in three and four year durations, there is no subsequent renewal during the contract term and thus, while we may have maintenance revenues associated with such agreements in subsequent years, there are no renewals associated with term licenses. A “renewal rate” expressed in percentage or similar terms would not reflect this scenario and thus would be misleading.

•

Our customers may renew their maintenance agreements in a period that is either before or after the period in which their agreement expires, which would cause the renewal rate in the period in which the customer actually renewed to be overstated and the renewal rate in the period which we expected the customer to renew to be understated. This also happens when our customers who have purchased different products at different times request that maintenance renewals for all such products occur coterminously. Due to this potential for overstatement and understatement, a “renewal rate” metric would be inaccurate.

•	A portion of our license revenues relate to migration products for which maintenance generally is not renewed. A “renewal rate” measurement would not capture the effect of these migration products.

•

We generally measure renewal activity using data generated from the Oracle order entry management module within our Oracle financial systems. However, certain of our recently acquired and foreign subsidiaries are not fully integrated into the Oracle order entry management module. Thus, a “renewal rate” calculated by the Oracle system could be misleading because data from these entities would be excluded.

For these reasons and others, even though a significant portion of our customers renew their maintenance agreements as they continue to use our products, we do not generally use a pure, company-wide “renewal rate” metric to measure our business. We do not believe we would be able to use such a metric in a fashion that would provide meaningful or accurate information to investors.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 51

3.	We note your response to prior comment 3 which, among other things, asked you to tell us what consideration you gave to including additional qualitative and quantitative disclosure regarding the risks to your company posed by multiple currencies, including, but not limited to, the sensitivity of net income and other material reported line items of your financial statements to assumed fluctuations of a specified range of dollar depreciation/appreciation against foreign currencies. Please provide further support for your assertion that foreign currency denominated assets or liabilities, such as currency or accounts receivable, vary from, or are not, instruments that warrant Item 305 sensitivity analysis. In addition, Item 303(a) of Regulation S-K requires you to discuss and analyze any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to materially impact your liquidity, capital resources, and results of operations. In the MD&A section of future filings, please include additional qualitative and quantitative discussion and analysis regarding the risks posed by business transactions tied to foreign currencies.

Regulation S-K Item 305 requires that an issuer include sensitivity analysis of market risk sensitive instruments,1 which are defined in General Instruction 1 to Item 305 as derivative financial instruments,

[1]

The SEC’s adopting release (Release No. 33-7386 at 1) stated that the SEC was amending its rules and forms for domestic and foreign issuers “to clarify and expand existing disclosure requirements for derivative financial instruments, other financial instruments, and derivative commodity instruments, as defined (collectively ‘market risk sensitive instruments’). The amendments require enhanced disclosure of accounting policies for derivative financial instruments and derivative commodity instruments (collectively ‘derivatives’) in the footnotes to the financial statements. In addition, the amendments expand existing disclosure requirements to include quantitative and qualitative information about market risk inherent in market risk sensitive instruments.”

other financial instruments, and derivative commodity instruments. We did not carry any material amounts of derivative financial instruments or derivative commodity instruments for the period reported in our Form 10-K and therefore did not include a sensitivity analysis of such instruments. Foreign currency-denominated trade accounts receivable and payable may comprise “other financial instruments” for purposes of Item 3052 if such “other financial assets” are not carried at fair value.3 Our foreign currency-denominated trade accounts receivable and trade accounts payable have carrying amounts approximating fair value and therefore do not fall within the definition of “other financial instruments.” Because we did not carry derivative financial or derivative commodity instruments in material amounts, and we did not carry any other financial instruments for purposes of Item 305, we concluded at the time of filing our Form 10-K, and continue to believe, that no sensitivity analysis was necessary.

We acknowledge the Staff’s comment regarding Item 303(a) of Regulation S-K. In our future filings, the MD&A section will include additional qualitative and quantitative discussion and analysis regarding the risks posed by business transactions tied to foreign currencies if in fact those risks are material to the Company and its operations.

Item 8. Financial Statements and Supplementary Data

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-8

4.	We note your response to prior comment 4 where you indicate that the Company uses the bell shaped curve approach to determine VSOE of fair value for PCS based on various factors such as product group, extended versus standard support and the number of years of PCS prepaid. Please provide the ranges and the percentage of contracts that fall within such ranges that were used to establish VSOE of PCS for each renewal term (i.e., one-year, two-year and three-year maintenance contracts). Also, tell us what percentage of your contracts fall outside of the “acceptable range” of the bell shaped curve approach. Further explain how such percentages support the fact that the Company is reasonably able to establish VSOE of fair value for PCS pursuant to paragraph 10 of SOP 97-2.

The range used to establish VSOE of fair value for a one-year PCS arrangement is 17% to 25% of the original license fee. The percentage of contracts within the range is 83% and correspondingly 17% of

[2]	General Instruction 3 defines “other financial instruments” in relevant part as follows:

B. Other financial instruments means all financial instruments as defined by generally accepted accounting principles for which fair value disclosures are required (see, e.g., FASB, Statement of Financial Accounting Standards No. 107, “Disclosures about Fair Value of Financial Instruments,” (“FAS 107”) paragraphs 3 and 8 (December 1991)), except for derivative financial instruments, as defined above.

C. (i) Other financial instruments include, but are not limited to, trade accounts receivable, investments, loans, structured notes, mortgage-backed securities, trade accounts payable, indexed debt instruments, interest-only and principal-only obligations, deposits, and other obligations; (ii) ….For purposes of this item, trade accounts receivable and trade accounts payable need not be considered other financial instruments when their carrying amounts approximate fair value (emphasis added).

[3]

See General Instruction 3(C)(ii) above and also Question 27 of the Questions and Answers issued by the staffs of the Office of the Chief Accountant and the Division of Corporation Finance issued July 31, 1997.

contracts fall outside of the range. The range used to establish VSOE of fair value for a two-year PCS arrangement is 14% to 21% of the original license fee. The percentage of contracts within the range is 77% and correspondingly 23% of contracts fall outside of the range. The range used to establish VSOE of fair value for a three-year PCS arrangement is 13% to 19% of the original license fee. The percentage of contracts within the range is 82% and correspondingly 18% of contracts fall outside of the range. The duration of the prepaid PCS correlates to the corresponding discount applied to the PCS arrangement. Accordingly, a three-year PCS arrangement requires a greater cash outlay than a one-year or two-year PCS arrangement but results in a lower annual maintenance cost. This discounting can be illustrated by the high end of the bell curve ranges noted herein of 25%, 21% and 19% for one-year, two-year and three-year PCS arrangements, respectively. For 2008, these percentages support the fact that the Company is reasonably able to establish VSOE of fair value for PCS pursuant to paragraph 10 of SOP 97-2 because the percentages:

•	indicate that a substantial majority of our PCS arrangements are priced within the range used to establish VSOE of fair value,

•	are based on an analysis of our maintenance renewals which represent evidence of the price charged when PCS is sold separately,

•	are driven by customary PCS pricing practices, and

•	are supported by a higher level of pricing consistency for more recently executed licenses.

5.	Similarly, please provide the range of rates charged for your professional services that were used to establish VSOE of fair value and tell us the percentage of contracts that fall within such range. Also tell us what percentage of your contracts fall outside of the acceptable range of the bell shaped curve approach and explain how such percentages support your ability to establish VSOE of fair value for professional services.

The range used to establish VSOE of fair value for professional services is $1,600 to $2,400 per day. This range, with a midpoint of $2,000 per day and the low and high end parameters noted, is reflective of discounting on orders with a larger number of professional services days, fluctuating exchange rates during the year that impact the U.S. Dollar per day equivalent of foreign currency denominated transactions and the technical expertise of several types of professional services personnel. The primary and most significant impact to the range is discounting, while the impact of exchange rates and whether architects, consultants or project managers are used has been minimal. The $2,000 midpoint, versus the low end of the range, is the amount utilized for allocation to professional services revenue from license revenue in multiple element arrangements, when transactions fall outside of the range of VSOE of fair value. The percentage of contracts within the range is 75% and correspondingly 25% of contracts fall outside of the range. These percentages support the fact that the Company is reasonably able to establish VSOE of fair value for professional services pursuant to paragraph 10 of SOP 97-2 because the percentages:

•	indicate that a substantial majority of our professional services orders are priced within the range used to establish VSOE of fair value,

•	are based on an analysis of our professional services orders which represent evidence of the price charged when professional services are sold separately, and

•	are driven by customary pricing practices.

6.

We note your response to prior comment 7 where you indicate that the Company offsets deferred revenue with associated accounts receivable obligations in connection with the sales of licenses and first year PCS for any contracts which require deferral as of the end of a reporting period. The example provided in your response was with respect to the deferral of revenues from reseller transactions where collectability is not probable.

Please explain what other types of transactions are included in uncollected deferred revenue and tell us how you determined that netting accounts receivable and deferred revenues for such arrangements is appropriate.

Other types of transactions included in uncollected deferred revenue include contracts with collection risk, extended payment terms, acceptance provisions and future delivery obligations. Consistent with our position on the netting of uncollected reseller transactions, a similar position is taken when collection is at risk or the customer has extended payment terms such that the deferred revenue on the contract is netted against the related accounts receivable. Contracts with acceptance provisions and future delivery commitments, wherein the Company has not completed its obligations under the contract, are also offset against the associated accounts receivable since the requirements for revenue recognition have not been met.

We note that the KPMG publication titled Software Revenue Recognition, An Analysis of SOP 97-2 and Related Guidance, Third Edition, within the section titled Balance Sheet Presentation of Advance Billings, states that “Some software vendors record such advance billings as a receivable on the balance sheet with an offsetting credit to deferred revenue, while others present the receivable and deferred revenue amounts on a net basis, such that no amounts are reflected in the balance sheet for the advance billings. Generally, we believe advance billings should be presented on a net basis, such that no amounts are recorded on the balance sheet. This is consistent with the presentation of other types of executory contracts where neither party has performed its obligations under the agreement.”

We note that the CCH Revenue Recognition Guide (Authors: Ashwinpaul C. Sondhi and Scott A. Taub) on page 321 within the section titled Accounts Receivable and Deferred Revenue states that “the SEC Staff believes that it is generally not appropriate to record a receivable in this case. Because the conditions for revenue recognition have not yet been met and payment not made, neither party has fulfilled its obligations under the contract.” The CCH Guide further states that “financial statement users generally assume that amounts shown as deferred revenue have already been paid.”

We also determined that netting accounts receivable and deferred revenues was appropriate for such arrangements given that GAAP as reflected in SFAS No. 48 is a useful analogy in circumstances where the specific revenue recognition guidance applicable to our transactions, SOP 97-2, is silent as to the offsetting of accounts receivable and related deferred revenue.

We also believe netting these transactions versus presenting them gross on our consolidated balance sheet is a more meaningful presentation from an assets and liabilities standpoint and is consistent with the definitions of an asset and a liability contained within Statement of Financial Accounting Concepts 6, Elements of Financial Statements. An explanation of our application of the concept statement definitions is contained within our response to the next question that follows.

Based on the foregoing, we determined it was appropriate to net the deferred revenue against the related accounts receivable advance billings.

7.	Also, tell us how you considered the characteristics of an asset and liability as defined in paragraphs 26 and 35 of CON6 and explain further how you applied such guidance in determining that your accounts receivable and deferred revenues should be netted versus presented gross on your consolidated balance sheets.

We considered the definitions of an asset and a liability in paragraphs 26 and 35, respectively, of Statement of Financial Accounting Concepts 6, Elements of Financial Statements (“Concept Statement 6”) in determining that accounts receivable and the associated deferred revenues should be netted versus presented gross on our consolidated balance sheet. With reference to Concept Statement 6, we note that “An asset has three essential characteristics: (a) it embodies a probable future economic benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash flows, (b) a particular entity can obtain the benefit and control others’ access to it, and (c) the transaction or other event giving rise to the entity’s right to or control of the benefit has already occurred.” With reference to Concept Statement 6, we note that “Liabilities are probable future sacrifices of economic benefits arising from present obligations of a particular entity to transfer assets or provide services to other entities in the future as a result of past transactions or events.”

In applying these Concept Statement 6 references and associated definitions we determined that for accounts receivable related to transactions where there is collection risk, extended payment terms, acceptance provisions or future delivery obligations, the definition of an asset has not been satisfied. Further action is required for the contract to represent a probable future economic benefit as some additional action has yet to occur to ensure the future cash benefit and cash flows to the organization are probable. Such is the case with a future delivery obligation or customer action that has yet to occur, in the case of acceptance. Accordingly, the accounts receivable related to these contracts are offset with the corresponding deferred revenue so no asset is shown on the financial statements. Similarly, we determined that when deferred revenue is related to transactions where there is collection risk, extended payment terms, acceptance provisions or future delivery obligations, we have not satisfied the definition of a liability. Further action is required for the contract to represent a probable future economic sacrifice or a requirement to provide a service in the future. Accordingly, the deferred revenue related to these contracts is offset with the corresponding accounts receivable so no liability is shown on the financial statements.

We believe netting these transactions versus presenting them gross on our consolidated balance sheet is a more meaningful presentation from an assets and liabilities standpoint. The netting of accounts receivable and deferred revenue is more meaningful in that the presentation on a net basis more closely reflects the probable future economic benefits and sacrifices impacting the Company. In contrast, using the gross method may distort the presentation of assets and liabilities and result in misrepresentation of our financial position.

Item 10. Directors, Officers and Corporate Governance, page 56 (Incorporated by Reference From Definitive Proxy Statement Filed April 30, 2009)

Directors, page 6

8.	Prior to the date you filed your definitive proxy, it appears that an order was entered against Mr. Smith permanently enjoining him from violating Sections 17(a)(2) and 17(a)(3) of the Securities Act, and Sections 13(b)(5), 14(a), and 16(a) of the Exchange Act and Rules 13a-14, 13b2-1, 13b2-2, 14a-9, and 16a-3 thereunder, and from aiding and abetting your violations of Sections 13(a), 13(b)(2)(A), and 13(b)(2)(B) of the Exchange Act and Rules 12b-20, 13a-1, and 13a-13 thereunder. In your response letter, please provide us with a detailed legal analysis setting forth how you determined that disclosure of such injunctive order in your definitive proxy statement was not required by Item 401(f) of Regulation S-K. As applicable, amend Item 10 to include this information.

On March 12, 2009, Mr. Smith entered into a settlement with the Commission regarding Quest’s stock option granting practices. Without admitting or denying any allegations against him, Mr. Smith agreed to the entry of a judgment enjoining future violations of certain federal securities laws.

Prior to filing our definitive proxy statement on April 30, 2009, we disclosed the existence of the settlement in two filings:

•

Our Form 8-K filed on December 2, 2008 stated: “Additionally, the Company announced that the Executive Chairman of the Board of Directors, Vincent C. Smith, has also entered into a settlement in principle with the SEC. While not admitting or denying any allegations, Mr. Smith will agree, among other things, to the entry of a judgment enjoining future violations of certain federal securities laws. The tentative settlement imposes no restrictions upon Mr. Smith’s service as an officer or director of any publicly traded company, which will allow Mr. Smith to continue to serve the Company in his current role.”

•

Our Form 10-K for the fiscal year ended December 31, 2008, filed on February 25, 2009, stated: “Additionally, the Company announced that the Executive Chairman of the Board of Directors, Vincent C. Smith, has also entered into a settlement in principle with the SEC. While not admitting or denying any allegations, Mr. Smith will agree, among other things, to the entry of a judgment enjoining future violations of certain federal securities laws. The tentative settlement imposes no restrictions upon Mr. Smith’s service as an officer or director of any publicly traded company, which will allow Mr. Smith to continue to serve the Company in his current role.” (see Item 3 – Legal Proceedings and Note 13).

In addition, following our April 30, 2009 proxy filing but before our June 4, 2009 annual meeting of stockholders, we disclosed the final settlement between Mr. Smith and the SEC:

•

Our Form 10-Q for the quarterly period ended March 31, 2009, filed on May 11, 2009, stated: “Additionally, Vincent C. Smith, Quest’s Executive Chairman of the Board of Directors, also entered into a settlement with the SEC. While not admitting or denying any allegations, Mr. Smith agreed, among other things, to the entry of a judgment enjoining future violations of certain federal securities laws. The settlement imposes no restrictions upon Mr. Smith’s service as an officer or director of any publicly traded company, which will allow Mr. Smith to continue to serve the Company in his current role.” (see Part II, Item 1 – Legal Proceedings and Note 14)

Because the injunction against Mr. Smith was disclosed on both a Form 8-K and in our Form 10-K prior to the definitive proxy filing, and again on our Form 10-Q prior to the annual meeting, we believe that the injunction was widely known by our stockholders despite the inadvertent omission of such information from our definitive proxy. If we were to file an amendment to our Form 10-K, the amendment would simply reiterate under Item 10 the information already disclosed in the Form 10-K under Item 3 (Legal Proceedings). Our annual stockholders’ meeting has already occurred, the information is generally known and we respectfully submit that an amendment to our Form 10-K to include such disclosure is unwarranted under these circumstances and will not provide additional information to our stockholders or the market that is not already known. However, we will ensure that such disclosures are made in our future proxy statements and annual reports on Form 10-K for the requisite periods of time.

Item 11. Executive Compensation, page 56 (Incorporated by Reference From Definitive Proxy Statement Filed April 30, 2009)

Executive Compensation and Related Information

Compensation Discussion and Analysis

Performance-Based Variable Compensation

Executive Incentive Plan, page 16

9.	You state that payments under the executive incentive plan are only earned if, and to the extent, performance goals predetermined by the Compensation Committee are achieved, that the performance objectives for 2008 were based on achievement of new product license bookings and pro forma operating margin targets for the full year. We note that you achieved 90.4% of the new product license bookings objective. Please clarify why payments were made under the executive incentive plan despite the fact that you did not achieve your new product license bookings objective. Please include this disclosure in your amended filing.

Cash payments under our Executive Incentive Plan (“EIP”) for 2008 were based on the level of achievement of the performance goals predetermined by our Compensation Committee (emphasis added). For 2008, a 100% award would have been paid for achievement of new product license bookings of $490.0 million and pro forma operating margin of 17.9%. However, as indicated in the tables below, it was not necessary to achieve 100% of a given objective in order to qualify for cash payment under such objective.

With respect to the new product license bookings objective, eligibility for cash payment began upon achievement of 90% of the objective (in which case the amount of cash paid would be 10% of the target cash bonus award). As the percentage of the objective achieved increased (up to a maximum of 102%), the percentage of the target cash bonus award to be paid increased (up to a maximum of 125%). As disclosed on page 16 of our definitive proxy statement, we achieved 90.4% of our 2008 new product license bookings objective. Therefore Messrs. Smith and Garn received the percentage of their respective target cash bonus awards corresponding to the 90.4% achievement of the new product license bookings objective.

The tables below depict the threshold performance objective percentages required to obtain the associated percentages of target cash bonuses. As the performance objective percentages increase within the tiers shown in the tables, the associated percentages of target cash bonuses increase on a straight-line basis.

CRITERIA FOR CASH BONUS AWARDS UNDER THE EIP:

New Product License Bookings Objective:

% of Objective Achieved	% of Target Cash Bonus Award Paid
102% or More	125%
100%	100%
95%	50%
90%	10%
Less than 90%	0%

Pro Forma Operating Margin Objective:

% of Objective Achieved	% of Target Cash Bonus Award Paid
106% or More	125%
100%	100%
84%	20%
Less than 84%	0%

10.

It is unclear how your 90.4% achievement of the new product license bookings objective and 105.5% achievement of the pro forma operating margin objective, and the 60%-40% weighting, yielded the exact amount of incentive cash bonuses and restricted stock units awarded to your named executive officers. Please explain. In your amended filing, please include additional discussion and analysis linking the achievement of targets to the amounts actually awarded.

Please refer to the tables set forth in our response to comment #9 above for the tiered structure whereby cash bonus awards are paid under our EIP based on the percentage achievement of our new product license bookings and pro forma operating margin performance objectives. Restricted stock unit awards under our EIP are made under a similar tiered structure as set forth in the tables below. As the performance objective percentages increase within the tiers shown in the tables, the associated percentages of target restricted stock unit awards increase on a straight-line basis.

CRITERIA FOR RESTRICTED STOCK UNIT AWARDS UNDER THE EIP:

New Product License Bookings Objective:

% of Objective Achieved	% of Target Restricted Stock Units Awarded
100% or More	100%
95%	75%
90%	50%
Less than 90%	0%

Pro Forma Operating Margin Objective:

% of Objective Achieved	% of Target Restricted Stock Units Awarded
100% or More	100%
84%	50%
Less than 84%	0%

The amount of cash and the number of restricted stock units actually awarded under our EIP were linked to the percentage of performance objective achievement (and the 60%-40% weighting of such objectives), and the corresponding percentage of target award levels.

11.	Please explain why the chart of target cash bonus awards on page 17 does not contain information for Mr. Davidson.

The chart on page 17 depicts target performance-based cash bonus awards for certain executive officers under the Executive Incentive Plan (“EIP”) for 2008. Our Compensation Committee determined on March 5, 2008 to establish such targets for Messrs. Smith and Garn. The Compensation Committee did not establish a target for Mr. Davidson and therefore the chart of target cash bonus awards on page 17 does not contain information for Mr. Davidson. The target cash bonus awards under the EIP for Messrs. Smith and Garn were disclosed in our Current Report on Form 8-K, Item 5.02, filed on March 11, 2008. Please note that although Mr. Davidson did not receive a performance-based cash bonus award under the EIP in 2008, he did receive a discretionary cash bonus award as indicated in the chart on page 18.

12.	Please explain footnote 1 to the chart of target cash bonus awards on page 17. It is unclear why you did not disclose the aggregate amount in the table, if the same performance mechanism was used to calculate two separate cash bonuses.

The chart on page 17 discloses the $300,000 target cash bonus award under the EIP for Mr. Garn as established by our Compensation Committee on March 5, 2008 and disclosed in our Item 5.02 Form 8-K filed on March 11, 2008. As indicated in footnote 1 to the chart, in connection with Mr. Garn’s appointment as CEO on October 7, 2008, he received an additional target cash performance award in an amount equal to $52,500. Consequently, Mr. Garn’s aggregate target cash bonus award under the EIP was $352,500. In fashioning our disclosure, we sought to clearly distinguish the target established for Mr. Garn in March when he was our President from the supplemental target established in October following his promotion to Chief Executive Officer. We believe that the information in the chart, in combination with information set forth in the footnote, adequately conveyed the aforementioned facts. However, we acknowledge that showing the aggregate $352,500 amount directly in the chart may have comprised a clearer manner of presentation.

Restricted Stock Units, page 17

13.	It is unclear from your disclosure how the executive incentive plan interacts with your other stock incentive plans in determining equity awards for your named executive officers. For instance, it is unclear whether the “Restricted Stock Units” discussion on page 17, and the “Equity Compensation” discussion on pages 18 and 19, is duplicative. Please advise.

The discussion on page 17 addresses the use of Restricted Stock Units (“RSUs”) as one of the two forms of performance-based variable compensation under our Executive Incentive Plan (“EIP”) (cash comprises the other form of compensation under our EIP). We sought on page 17 to present specific details concerning the 2008 target and actual performance-based RSU awards to certain executive officers. These awards under the EIP were effected pursuant to the terms of our 1999 Stock Incentive Plan.

The discussion on pages 18 and 19 addresses the general contours of our equity compensation programs. In this discussion we address RSUs (as well as stock options) in broad, descriptive terms, as opposed to the discussion on page 17 which addresses the specific details of our RSU grants under the EIP in 2008.

We designed the discussions on page 17 and pages 18 and 19 to be complementary, rather than duplicative, with the former focusing on 2008 award details and the later describing our equity compensation program with a broader brush.

Discretionary Target Cash Bonus Awards, page 18

14.

You state that you offer discretionary incentive cash bonus opportunities to your named executive officers that are designed to provide incentives for the executives to perform to the best of their abilities and achieve certain individual operational, strategic and regional objectives and initiatives or complete certain projects, and that the executives become entitled to earn some or all of their respective discretionary bonus targets based on performance relative to designated objectives. Although you state that your Committee noted the importance of acting quickly to reduce expenses in the business to actually exceed the internal operating margin target with lower than expected new license bookings, we note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their discretionary target cash bonus awards. Items 402(b)(2)(v) and (vi) of Regulation S-K require appropriate disclosure of the specific items of corporate performance that are taken into consideration in setting compensation policies and making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items. With respect to performance target levels, to the extent you have omitted this disclosure under Instruction 4 to Item 402(b) of Regulation S-K, provide us with a detailed supplemental analysis supporting your conclusion and provide appropriate corresponding disclosure pursuant to Instruction 4. In disclosing the level of difficulty or ease associated with achievement of the undisclosed performance levels or other factors, please provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. In this regard, consider providing disclosure that addresses the relationship between historical and future achievement and the extent to which you set the incentive parameters based upon a probability that you would achieve the performance objectives.

Our Compensation Committee awards discretionary incentive cash bonuses based its assessment of our executives’ performance relative to broadly-worded, directional management goals that are not stated in quantitative or objectively measurable terms. There are no fixed targets associated with these objectives. Determination of the amount of discretionary incentive cash bonus awards is wholly within the Compensation Committee’s discretion.

Our disclosure on page 18 states that the Compensation Committee awarded Messrs. Smith, Garn and Davidson 125% of their target discretionary cash bonus awards because of their outstanding performance during a difficult financial climate. As an example of these executive officers’ exemplary performance, and as cited in the comment above, the Compensation Committee noted the importance of acting quickly to reduce expenses in the business, which resulted in the Company actually exceeding its internal operating margin target with lower than expected new license bookings. It is important to understand, however, that the internal operating margin target cited in this example was not a designated management goal for purposes of the discretionary cash bonus award program. Rather, the Compensation Committee considered the Company’s achievement of the internal operating margin target to be a reflection of these executive officers’ outstanding work in improving the Company’s overall performance.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 56 (Incorporated by Reference From Definitive Proxy Statement Filed April 30, 2009)

Certain Relationships and Related Transactions, page 30

15.	We note that you have a policy regarding the review and approval of related person transactions. In your amended filing, please include a statement of whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced. See Item 404(b)(1)(iv) of Regulation S-K.

Our policy regarding the review and approval of related person transactions is evidenced in our written Related Person Transaction Policy. In future filings we will include a statement that our Audit Committee follows this written policy in reviewing related person transactions.

* * * * * * * *

As directed in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding the Company’s responses to David P. Cramer, the Company’s Vice President, General Counsel and Secretary, at (949) 754-8023 or by facsimile at (949) 754-8799.

Sincerely,

Quest Software, Inc.

By:	/s/ David P. Cramer
David P. Cramer
Vice President, General Counsel and Secretary

Cc:	Evan Jacobson, Staff Attorney
Mark Shuman, Branch Chief-Legal
Kari Jin, Staff Accountant
Barbara Jacobs, Assistant Director